1 / 2 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) - CANCELLATION OF TREASURY SHARES Amsterdam, 7 October 2024 - Reference is made to the announcements dated: (i) 12 April 2024, concerning the resolutions adopted by the Annual General Meeting of Ferrovial held on 11 April 2024 (the "AGM"); and (ii) 23 August 2024, concerning the termination of the buyback program started on 11 April 2024. Under the terms approved by the AGM under agenda item 9, Ferrovial has resolved to cancel 10,005,504 treasury shares with a nominal value of EUR 0.01 each. As a result, the Company's issued share capital will be reduced by a nominal amount of EUR 100,055.04. Pursuant to the relevant statutory provisions, the cancellation may not be effected earlier than two months after a resolution to cancel shares is adopted and publicly announced. The Company will carry out the steps to cancel the 10,005,504 shares once all the necessary formalities have been completed in accordance with the regulations governing the reduction of its issued share capital. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Company’s planned reduction of its issued share capital, including the expected timing thereof. Forward-looking statements are typically identified by words or phrases, such as “about,” “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward- looking statements are based on current estimates or expectations of future events and are subject to risks and uncertainties and actual expectations could differ materially from those indicated by these statements. The forward-looking statements included in this announcement are made and based on information available at the time of the release, and the Company assumes no obligation to update any forward-looking statement. The information, opinions, and forward- looking statements contained in this announcement are made and based on information available at the time of the release, speak only as at its date and are

2 / 2 subject to change without notice. The Company assumes no obligation to update any forward-looking statement. About Ferrovial Ferrovial, a leading global infrastructure operator, is committed to developing sustainable solutions. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.